Exhibit 99.1

Xylo Technologies: Revoltz Wins 2025 TAIPEI CYCLE Award for Micro-Mobility Innovation

TEL AVIV, Israel, April 09, 2025 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today that Revoltz Ltd. (“Revoltz”), which is 19.9% held by Charging Robotics, Inc. (OTC: CHEV) (“Charging Robotics”), a Delaware corporation quoted on the OTC Market (62.22% owned by Xylo), has been named a winner of the TAIPEI CYCLE d&i awards 2025, one of the most respected international honors for innovation and design in the bicycle and micro-mobility sector.

Revoltz was selected in the Micro-Mobility category, standing out among more than 150 submissions from 11 countries. The award recognizes Revoltz’s unique approach to sustainable last-mile mobility, with the jury—composed of globally renowned designers and industry experts—commending the company’s blend of advanced engineering, functional design, and urban-focused innovation.

The award-winning product was showcased at the TAIPEI CYCLE exhibition at the Taipei Nangang Exhibition Center and was featured in the online galleries of TAIPEI CYCLE.

The Taipei Cycle Show

Recognized as one of the leading B2B events in the global cycling industry, the Taipei Cycle Show is expected to host 950 companies from 35 countries, featuring over 3,600 exhibition booths. It continues to serve as a central meeting point for high-end bicycle supply chains, with a strong emphasis on innovation and sustainability.

The show centers around four core themes: Innovation Drive, Green Forward, Cycling Ecosystem, and Smart Cycling. These pillars reflect the industry’s latest developments in technology, environmental responsibility, and evolving cycling culture.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technology company focused on innovative growth partnerships, mainly in the advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics, Inc. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. Other affiliations of the Company include Zig Miami 54 LLC.

Xylo is traded on The Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit https://ir.xylotech.ai/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Xylo’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Xylo could differ materially from those described in or implied by the statements in this press release. For example, Xylo cannot guarantee the impact, if any, of Revoltz’s win of the award at the Taipei Cycle Show on its future prospects.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Xylo undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Xylo is not responsible for the contents on third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
ir@xylotech.ai

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com